Exhibit 99.1

GENFIT Reports First Quarter 2024 Financial Information

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), May 14, 2024 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its cash position as of March 31, 2024 and revenues for the first three months of 2024.1

Cash position

As of March 31, 2024, the Company’s cash and cash equivalents amounted to €74.0 million compared with €128.6 million as of March 31, 2023, and €77.8 million as of December 31, 2023.

The stability in cash and cash equivalents between December 31, 2023, and March 31, 2024 takes into account changes in accounts receivables (notably the receipt of the €13.3 million milestone invoiced to Ipsen in December 2023) offset by our continued research and development efforts, notably for:

•	UNVEIL-IT®, our Phase 2 clinical trial evaluating VS-01 in Acute-on-Chronic Liver Failure (ACLF);
•	our cholangiocarcinoma program evaluating GNS561;
•	our ACLF program evaluating NTZ; and
•	our non-clinical trial of SRT-015 in ACLF.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until approximately the fourth quarter of 2025. This is based on current assumptions and programs and does not include exceptional events. This estimation includes our expectations to receive future milestone revenue in 2024, subject to approval by applicable regulatory authorities and US and European commercial launches of elafibranor in Primary Biliary Cholangitis (PBC) by Ipsen, representing a total of approximately €75.2 million.

Revenues

Revenues for the first three months of 2024 amounted to €1.1 million compared to €5.0 million for the same period in 2023.

This revenue for the first three months of 2024 was generated under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen.

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1 Unaudited financial information under IFRS

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Of the €5.0 million in revenues for the first three months of 2023, €4.1 million in revenue was attributable to the partial recognition of the €40.0 million deferred income per IFRS 15 in accordance with the Collaboration and Licensing Agreement signed with Ipsen in 2021. €0.8 million was attributable to re-billings made in accordance with this agreement. €0.1 million in revenue was generated from the services rendered by GENFIT to Ipsen in accordance with the Transition Services Agreement signed in 2022.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on-Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other active ingredients target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated with the success of the 52-week Phase 3 ELATIVE® study evaluating elafibranor in Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

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FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s eligibility to receive future milestone payments from Ipsen relating to the development and commercial launch of elafibranor in PBC, approval of elafibranor in PBC and potential commercialization in the United States and Europe as early as 2024, and expected cash runway. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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